2Q22
RESULTS


PERDIGÃO
SABOROSA
Qualy
Vegê
margarina
100% VEGETAL
250g

Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts resulting from the pandemic caused by COVID-19. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities



FINANCIAL RESULTS | 2Q22

NET REVENUES R$ MILLION	12,939	11,637 in 2Q21
ADJUSTED EBITDA R$ MILLION	1,368	1,271 in 2Q21
NET INCOME[1] R$ MILLION	(451)	(199) in 2Q21
OPERATING CASH FLOW R$ MILLION	961	667 in 2Q21
NET LEVERAGE	3.14x	2.73x in 2Q21
AVERAGE DEBT TERM	9.0 years	9.5 years in 2Q21

(1) Continuing Operations

ACCOUNTING IMPACT IN THE FINANCIAL STATEMENT

Highlights (R$ Million)	Consolidated Results	Debt Designated as Hedge Accounting	Turkey's Hyperinflation	Proforma Consolidated Results
Net Revenues	**12,939**	**445**	**(54)**	**13,330**
COGS	(10,956)	0	152	(10,804)
Gross Profit	**1,983**	**445**	**98**	**2,526**
Gross Margin (%)	15.3%			18.9%
EBITDA	**897**	**445**	**75**	**1,417**
EBITDA Margin (%)	6.9%			10.6%
Adjusted EBITDA[1]	**1,368**	**0**	**0**	**1,368**
Adjusted EBITDA Margin (%)	10.6%			10.3%
Net Income	**(451)**	**294**	**(147)**	**(304)**



[1]Combined Impact of i) Currency Variation of the debt (bond2022), according to note 24.5; and ii) Impact of Turkey's hyperinflation

MARGIN IMPROVEMENT IN ALL MARKETS



GROSS PROFIT AND MARGIN (R$ MILLION) (%)
22.8%
18.9%
19.1%
21.2%
9.2%
15.3%
2,526
543
3,133
2,612
2,226
1,983
1,113
2Q21
3Q21
4Q21
1Q22
2Q22
13.5%
Gross Profit
Gross Margin
Proforma Gross Profit¹



ADJUSTED EBITDA AND MARGIN (R$ MILLION) (%)
12.3%
10.9%
11.0%
10.6%
10.3%
1,687
1.0%
1,271
1,367
1,368
121
2Q21
3Q21
4Q21
1Q22
2Q22
7.7%
Adjusted EBITDA
Adjusted EBITDA Margin
Proforma Adjusted EBITDA Margin

[1] Gross Profit ex Currency Variation of the debt (bond2022), according to note 24.5; and ii) Impact of Turkey's hyperinflation

BUSINESS ENVIRONMENT BRAZIL


Sadia

Resume of healthy profitability level in face of a more favorable consumption scenario despite the uncertainties of the macroeconomic environment.

Balanced production chain and inventories at adequate levels contributed to improve commercial execution and to optimize the mix of products and sales channels.

Broad portfolio to capture opportunities in different scenarios.

Industry costs kept under pressure in the second quarter with emphasis on soy (+12.5% y/y)[2], corn (+1.0% y/y)[2], soybean oil (+32.1% y/y)[2], diesel (+56.7% y/y)[3] and plastic packaging (+5.9% y/y)[4].

Brand Preference[1]

Sadia	27.7% (+0.5 p.p.)
Perdigão	15.6% (+0.8 p.p.)
Qualy / Claybom / Deline	62.0% (+1.6 p.p.)

[1]Kantar Data – YTD in comparison to the same period of 2021; [2]- Annual change in the 6-month moving average of grains and oils prices 2Q22 vs 2Q21, Source: Bloomberg and CEPEA/ESALQ: [3] Source: National Agency of Petroleum, Natural Gas and Biofuels – ANP (quarterly variation y/y); [4] Source: Polyethylene, quarterly variation y/y Source: Bloomberg

BUSINESS PERSPECTIVES 2022
BRAZIL

Results improvement over the quarter, given the positive trend in processed foods and *in natura* poultry.

BRF Gross Profit– Base 100



100
129
apr/22
may/22
jun/22

Chicken and pork price recovery.

Whole chicken price – CEPEA (Base 100)[1]



100
113
jan
feb
mar
apr
may
jun
jul

Pork carcass price– CEPEA (Base 100)[1]



100
119
jan
feb
mar
apr
may
jun
jul

Food resilience...

Consumption in Brazilian homes (ABRAS)[2]



100
110
jan/22
feb/22
mar/22
apr/22
may/22

... despite the **challenging** macroeconomic scenario.

Average real labor income	-6.3% y/y[3]
Inflation	IPCA +11.9%[4] IGP-M +10.7%[5]

[1] Source: CEPEA – Monthly average; [2] Source: ABRAS (Brazilian Supermarkets Association) - Consumption at Home contemplates all food retail formats operated by the supermarket sector aiming to follow the food consumption reality (Base 100); [3] Average Income from Work. Source: Brazilian Institute of Geography and Statistics; [4] 12-month cumulative variation. Source: Brazilian Institute of Geography and Statistics; [5] 12-month cumulative variation. Source: Fundação Getúlio Vargas



BUSINESS ENVIRONMENT
INTERNACIONAL SEGMENT

Market Share[1]

ساديا Sadia **38.8%** (+2.1 p.p vs. 1Q21)

Banvit **21.3%** (+0.8 p.p vs. 2Q21)

HALAL DDP

Volume increase and margin expansion



13.2%
11.5%
12.4%
14.7%
22.2%
278
245
301
391
595
2Q21
3Q21
4Q21
1Q22
2Q22
Adjusted EBITDA
Adjusted EBITDA Margin

DIRECT EXPORTS

Agility to capture business opportunities



4.7%
5.3%
14.3%
7.3%
12.1%
73
92
275
119
236
2Q21
3Q21
4Q21
1Q22
2Q22
Adjusted EBITDA
Adjusted EBITDA Margin

ASIA

Slight improvement in profitability, affected by the pork supply imbalance



15.1%
4.7%
5.7%
(6.6%)
2.5%
268
74
83
-80
37
2Q21
3Q21
4Q21
1Q22
2Q22
Adjusted EBITDA
Adjusted EBITDA Margin

[1] Source: Nielsen.

BUSINESS PERSPECTIVES INTERNACIONAL 2022

HALAL DDP

Absolute leadership with more than 45 years in the Halal market

- **Opening of the Dammam plant, Saudi Arabia.** Increase in the production capacity of value-added items
  - **Return** to the export of processed foods from the **factory in Abu Dhabi**, UAE, to Saudi Arabia
    - Recovery of tourism and **expansion of the local economy** with emphasis on the World Cup in Qatar
      - **Strong commercial and logistical structure** enable to capture greater profitability in the value chain



DIRECT EXPORTS

Growing trend in the volume and prices of Brazilian chicken exports

Chicken export price - SECEX (USD/Kton)


2,226
+25%
1,780
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

Pork export price – SECEX (USD/Kton)


2,357
+9%
2,167
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2020
2021
2022

BUSINESS PERSPECTIVES INTERNACIONAL 2022

JAPAN

7%[1] reduction of local inventory in Japan, favoring price dynamics

Chicken export price – SECEX (USD/Kton)



1,951
+25%
2,444
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

SOUTH KOREA

Increase in chicken sales to South Korea due to import tax exemption

Chicken export price – SECEX (USD/Kton)



1,905
+22%
2,326
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2020
2021
2022

CHINA

Chinese market shows signs of recovery, with prices returning to pre-ASF levels

Wholesale pork spot price[2] – China (USD/Kg)



7.25
+20%
3.39
3.35
2.79
feb.-18
apr.-18
jun.-18
aug.-18
oct.-18
dec.-18
feb.-19
apr.-19
jun.-19
aug.-19
oct.-19
dec.-19
feb.-20
apr.-20
jun.-20
aug.-20
oct.-20
dec.-20
feb.-21
apr.-21
jun.-21
aug.-21
oct.-21
dec.-21
feb.-22
apr.-22
jun.-22

1.Source: Agriculture & LiveStock Corporation – frozen meat stock imported into Japan 2Q22 x 2Q21; 2.. Source: Bloomberg – China Ministry of Commerce



OTHER SEGMENTS

PET FOOD

SYNERGIES BEING CAPTURED, WITH TOP AND BOTTOM LINE GROWTH

Expansion of production capacity with investment in wet dog foods and **optimization of the industrial footprint**.

Expansion of direct distribution in Rio de Janeiro and São Paulo with logistics consolidation and portfolio optimization.

- Guabi Natural and Biofresh – **ANCLIVEPA**
- Balance and Faro – **APAS**
- **Balance Campaign** – for healthier pets

PET Gross Profit Evolution – Base 100



100
154
jan
feb
mar
apr
may
jun

INGREDIENTS

CIRCULAR ECONOMY WITH VALUE GENERATION FOR NUTRITION AND HEALTH

Growth in sales volume and maintaining profitability at high levels, with good price capture.

Presence in new countries, starting the commercialization of **ingredients for animal nutrition in new markets.**

Launch of the new brand of hydrolysates, products with higher added value, and presence at FENAGRA, the largest fair in the Ingredients sector.

Ingredients Gross Profit Evolution – Base 100



100
110
jan
feb
mar
apr
may
jun



ESG HIGHLIGHTS

Gold Category in the Corporate Initiatives for Animals Monitor (MICA), by the NGO Mercy For Animals.

MERCY FOR ANIMALS

4th best rated food company in ESG Responsibility in the Merco Consultoria ranking.

merco
RESPONSABILIDADE ESG

10 Years of the BRF Institute:
Implementation of several initiatives to promote socioeconomic inclusion, social innovation, and corporate citizenship on two fronts: 1. education for waste reduction; 2. education for the future.



1 year of Net Zero Journey:
Achievement of around **90%**[1] traceability of grains from direct suppliers in the Amazon and Cerrado biomes. Promotion of clean energy utilization in our operations and in the operations of ours integrated partners.

brf NET ZERO 2040

1. Cumulative result from January to June 2022

CAPITAL STRUCTURE


SÃO JOÃO
Sadia
Deline
cremosa
com sal
Deline
QUEM AMA PREFERE.

CAPITAL MANAGEMENT | STRONG LIQUIDITY DESPITE OF NET LEVERAGE INCREASED

NET LEVERAGE


2.89x
2.90x
2.73x
2.96x
2.73x
3.06x
3.12x
2.83x
3.14x
15,311
14,557
14,152
15,318
14,791
16,682
17,332
12,588
14,266
2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22
PTAX USD/BRL 5.48 5.64 5.20 5.70 5.00 5.44 5.58 4.74 5.24
Net Debt (R$ million)
Net Debt/ Adjusted EBITDA 12M

DEBT MATURITY PROFILE (R$ MILLION)

Gross Debt
Other Currency (R$): 32%
Hard Currency (R$): 68%

Average Term
2Q22: 9,0 years
2Q21: 9,5 years


11,797
3,000
8,797
861
2,720
1,896
1,090
3,235
1,689
765
498
4,116
1,000
4,190
Liquidity 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2050
Cash and Equivalents
Revolving Credit Facility
Other currencies
Hard currencies

Debt schedule considers only the principal amount. See total indebtdness, explanatory note 15.

FREE CASH FLOW STATEMENT (R$ MILLION)



1,368
-471
897
64
-983
-747
-770
758
-12
Adjusted EBITDA 2Q22
Non-recurring Impacts¹
EBITDA 2Q22
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 2Q22

[1] Impact of Currency Variation of the debt, Turkey's hyperinflation and others non-recurring items

NET DEBT EVOLUTION (R$ MILLION)


+1,678 (+13%)
12,588
-961
983
747
908
14,266
Cash effect:
(R$ 1,094)
(R$758) Derivatives and Availabilities
(R$ 336) Paid Interest
Non-cash effects:
R$2,002
Net Debt 1Q22
2,83x
Operational Cash Flow
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 2Q22
3,14x

Net Leverage (net debt/Adjusted EBITDA)



FINAL REMARKS

FINAL REMARKS

BUSINESS
Margin improvement in all segments[1].

FOCUS 2022
Simplification plan contributes to more agility in capturing market opportunities for efficiency and growth.

Service level and commercial execution as a driver for capturing new sales volumes.

Reduction of invested capital to maximize free cash flow generation.

OPPORTUNITIES FOR 2ND SEMESTER
Positive outlook with the World Cup contributing to operations in Brazil and in the Middle East.


PERDIGÃO
NABRASA

1. 2Q22 vs 1Q22

Q&A

